Exhibit 99.1

NOTICE TO THE MARKET

Gerdau S.A. issues US$ 750 million 4.75% bonds through its subsidiary Gerdau Trade Inc.

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that it has launched and priced, on April 8, 2013, ten-year bonds in the international capital markets through its wholly-owned subsidiary Gerdau Trade Inc. The bonds will be unconditionally and irrevocably guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A..

Final terms and conditions:

Issuer	Gerdau Trade Inc.

Guarantors	Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.

Ratings	S&P: BBB- / Fitch: BBB- / Moddy’s : Baa3

Principal Amount	US$ 750,000,000.00

Format	Rule 144A / Reg S

Trade Date	April 8, 2013

Settlement Date	April 15, 2013 (T+5)

Maturity	April 15, 2023

Interest Payment Dates	April 15 and October 15, commencing October 15, 2013

Coupon	4.75%, semi-annual in arrears; 30/360 count basis

Clearing	The Depository Trust Company (DTC) / Euroclear / Clearstream

Listing	Luxembourg Stock Exchange (Euro MTF)

The geographic distribution of the offering is as follows: 49% United States, 35% Europe, 15% Latin America and 1% Asia. The majority of buyers of the bonds were Fund Managers, Private Banks, Insurance Companies and banks. As a result of the meaningful demand for the offer, the coupon closed at the lowest cost ever reached by the Company in the international market. The net proceeds from the offering will be used to refinance the Company’s indebtedness and for general corporate purposes.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The bonds are being offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S thereunder. The bonds have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Rio de Janeiro, April 9, 2013.

Andre Pires de Oliveira Dias

Executive Vice President

Director of Investor Relations